MILLENIA HOPE PHARMACEUTICALS INC.
SOCIETE DE BIOTECHNOLOGIE



VIA FAX and posted on EDGAR

April 24, 2007

United States
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:  Mr. Jeffrey Reidler
       Ms. Mary K. Fraser



RE:    Form SB-2 Registration Statement
       File # 333-137148


Dear Mr. Riedler and Ms. Fraser:

We are herby withdrawing the Registration Statement, of Millenia Hope Pharmaceuticals Inc, on form SB-2.

None of the securities, which were the subject of the offering, have been sold and such offering is not the subject of a proceeding under 230.258.The offering is being withdrawn because it is no longer consistent with the corporate direction the Company has chosen to take.

Thank you for your previous work on this file.


Yours Truly,


/S/ Leonard Stella
---------------------------
Leonard Stella, CEO
Millenia Hope Pharmaceuticals Inc.



                   16800 Transcanada, Kirkland, Quebec H9H 4M7
                       Tel: 514-288-8822 Fax 514-935-9758